UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

U.S. WELL SERVICES, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

91274U101

(CUSIP Number)

Matt D. Wilks

C/O Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

Telephone: (817)-850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91274U101	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dan Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,956,011*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,956,011*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,956,011*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%†
14	TYPE OF REPORTING PERSON (see instructions) IN

*

Consists of (i) 12,755,102 shares of Class A Common Stock, issuable upon conversion of the $12,500,000 in aggregate principal amount of the Notes (as defined below) issued to THRC Holdings (as defined below) pursuant to the Note Purchase Agreement (as discussed in Item 3 and Item 4), and after giving effect to the Assignment Agreement (as discussed in Item 3, Item 4 and Item 6), in each case, for which Mr. Wilks may be deemed to be the beneficial owner and (ii) 200,909 shares of Class A Common Stock directly owned by THRC Holdings. This reflects the beneficial ownership as of the date of the filing of this Schedule 13D.

†

Based on (i) 93,377,516 shares of Common Stock outstanding as of June 23, 2021, as represented by the Issuer in the Note Purchase Agreement, plus (ii) 12,755,102 shares of Common Stock issuable to THRC Holdings upon conversion of $12,500,000 in aggregate principal amount of the Notes.

CUSIP No. 91274U101	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Staci Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,956,011*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,956,011*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,956,011*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%†
14	TYPE OF REPORTING PERSON (see instructions) IN

*

Consists of (i) 12,755,102 shares of Class A Common Stock, issuable upon conversion of the $12,500,000 in aggregate principal amount of the Notes (as defined below) issued to THRC Holdings (as defined below) pursuant to the Note Purchase Agreement (as discussed in Item 3 and Item 4), and after giving effect to the Assignment Agreement (as discussed in Item 3, Item 4 and Item 6), in each case, for which Ms. Wilks may be deemed to be the beneficial owner and (ii) 200,909 shares of Class A Common Stock directly owned by THRC Holdings. This reflects the beneficial ownership as of the date of the filing of this Schedule 13D.

†

Based on (i) 93,377,516 shares of Common Stock outstanding as of June 23, 2021, as represented by the Issuer in the Note Purchase Agreement, plus (ii) 12,755,102 shares of Common Stock issuable to THRC Holdings upon conversion of $12,500,000 in aggregate principal amount of the Notes.

CUSIP No. 91274U101	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Farris Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,755,102*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,755,102*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,755,102*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%†
14	TYPE OF REPORTING PERSON (see instructions) IN

*

Consists of 12,755,102 shares of Class A Common Stock, issuable upon conversion of the $12,500,000 in aggregate principal amount of the Notes assigned to Farris Wilks in exchange for $12,500,000 pursuant to the Assignment Agreement (as discussed in Item 3, Item 4 and Item 6).

†

Based on (i) 93,377,516 shares of Common Stock outstanding as of June 23, 2021, as represented by the Issuer in the Note Purchase Agreement, plus (ii) 12,755,102 shares of Common Stock issuable to Farris Wilks upon conversion of $12,500,000 in aggregate principal amount of the Notes.

CUSIP No. 91274U101	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THRC Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,956,011*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,956,011*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,956,011*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%†
14	TYPE OF REPORTING PERSON (see instructions) PN

*

Consists of (i) 12,755,102 shares of Class A Common Stock, issuable upon conversion of the $12,500,000 in aggregate principal amount of the Notes (as defined below) issued to THRC Holdings (as defined below) pursuant to the Note Purchase Agreement (as discussed in Item 3 and Item 4), and after giving effect to the Assignment Agreement (as discussed in Item 3, Item 4 and Item 6), in each case, for which THRC Management may be deemed to be the beneficial owner and (ii) 200,909 shares of Class A Common Stock directly owned by THRC Holdings. This reflects the beneficial ownership as of the date of the filing of this Schedule 13D.

†

Based on (i) 93,377,516 shares of Common Stock outstanding as of June 23, 2021, as represented by the Issuer in the Note Purchase Agreement, plus (ii) 12,755,102 shares of Common Stock issuable to THRC Holdings upon conversion of $12,500,000 in aggregate principal amount of the Notes.

CUSIP No. 91274U101	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THRC Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,956,011*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,956,011*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,956,011*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%†
14	TYPE OF REPORTING PERSON (see instructions) OO

*

Consists of (i) 12,755,102 shares of Class A Common Stock, issuable upon conversion of the $12,500,000 in aggregate principal amount of the Notes (as defined below) issued to THRC Holdings (as defined below) pursuant to the Note Purchase Agreement (as discussed in Item 3 and Item 4), and after giving effect to the Assignment Agreement (as discussed in Item 3, Item 4 and Item 6), in each case, for which THRC Management may be deemed to be the beneficial owner and (ii) 200,909 shares of Class A Common Stock directly owned by THRC Holdings. This reflects the beneficial ownership as of the date of the filing of this Schedule 13D.

†

Based on (i) 93,377,516 shares of Common Stock outstanding as of June 23, 2021, as represented by the Issuer in the Note Purchase Agreement, plus (ii) 12,755,102 shares of Common Stock issuable to THRC Holdings upon conversion of $12,500,000 in aggregate principal amount of the Notes.

CUSIP No. 91274U101	13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of U.S. Well Services, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is 1360 Post Oak Boulevard, Suite 1800, Houston TX 77056.

Item 2.	Identity and Background.

(a) Name of Persons Filing: This Schedule 13D is being filed jointly by Dan Wilks, Staci Wilks, Farris Wilks, THRC Management, LLC (“THRC Management”) and THRC Holdings, LP (“THRC Holdings” and collectively, the “Reporting Persons”).

(b) Address of Principal Business Office or, if None, Residence:

Dan Wilks

17018 IH 20

Cisco, TX 76437

Staci Wilks

17018 IH 20

Cisco, TX 76437

Farris Wilks

17018 IH 20

Cisco, TX 76437

THRC Holdings, LP

17018 IH 20

Cisco, Texas 76437

THRC Management, LLC

17018 IH 20

Cisco, TX 76437

(c) THRC Holdings is a limited partnership. THRC Management is a member-managed limited liability company. The principal occupation of Dan Wilks is self-employed investor. The principal occupation of Staci Wilks is self-employed investor. The principal occupation of Farris Wilks is self-employed investor.

(d) No Reporting Person has, during the last five (5) years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities or finding any violations with respect to such laws.

(f) Citizenship; Place of Organization

Dan Wilks is a citizen of the United States of America.

Staci Wilks is a citizen of the United States of America.

Farris Wilks is a citizen of the United States of America.

THRC Holdings is a limited partnership organized under the laws of the State of Texas.

THRC Management is a limited liability company organized under the laws of the State of Texas.

Item 3.	Source or Amount of Funds or Other Consideration.

On June 24, 2021, THRC Holdings purchased an aggregate of $25,000,000 in principal amount of 16.0% Convertible Senior Secured (Third Lien) PIK Notes of the Issuer (the “Notes”) that are convertible into shares of Common Stock, pursuant to the Note Purchase Agreement dated June 24, 2021 by and among the Issuer, THRC Holdings and the other purchasers party thereto (the “Note Purchase Agreement”). The source of funds for the purchase of the Notes was working capital of THRC Holdings.

On July 1, 2021, THRC Holdings assigned and transferred $12,500,000 of the Notes to Farris Wilks pursuant to a Note Assignment Agreement, by and among THRC Holdings, Farris Wilks and the Issuer (the “Assignment Agreement”) in exchange for $12,500,000.

Item 4.	Purpose of Transaction.

On June 24, 2021, the Issuer issued and sold the Notes to THRC Holdings pursuant to the Note Purchase Agreement. Subject to earlier conversion or redemption in accordance with their terms, the Notes will become due and payable on June 5, 2026 (the “Maturity Date”) in a number of shares of Common Stock determined by dividing (i) the outstanding balance of the principal amount of the Notes (together with the accrued but unpaid interest on the Notes) through the date immediately prior to the Maturity Date, by (ii) the volume-weighted average price of the Common Stock for the 20 trading day period (as determined in accordance with the Notes, the “Twenty-Day VWAP”) immediately preceding the Maturity Date. Subject to the terms of the Notes, at any time prior to the payment in full of all outstanding principal and interest owing under the Notes, THRC Holdings may elect to convert all or a portion of such outstanding principal and interest into a number of shares of Common Stock equal to the quotient obtained by dividing (a) the amount of such outstanding aggregate principal amount plus accrued and unpaid interest through the date immediately prior to the date of conversion, by (b) the conversion price, which shall initially be $0.98, and which may be adjusted from time to time as set forth in the Notes.

Following the first anniversary of the Note Purchase Agreement, and at any time in which there are no issued and outstanding shares of Series A Preferred Stock or Series B Preferred Stock, if the Twenty-Day VWAP is greater than $2.00 for ten trading days during any twenty consecutive trading day period, then the Issuer may from time to time, convert all or a portion of the outstanding principal and interest then owing under the Notes into a number of shares of Common Stock at the conversion price set forth above.

In the event of a Change of Control (as defined in the Notes), the Issuer shall have the option to either (i) in full satisfaction of the Notes, pay to THRC Holdings in cash the amount of the outstanding principal and accrued and unpaid interest through the date immediately prior to the date of such Change of Control or (ii) convert no later than the tenth business day following such Change of Control all of the outstanding principal and interest then owing under the Note into a number of shares of Common Stock equal to the quotient obtained by dividing (A) the amount of such outstanding principal and interest through the date immediately prior to the Change of Control, by (B) either (1) the Twenty-Day VWAP immediately preceding such Change of Control or (2) if the Change of Control occurs during any period in which the Common Stock is not listed on any national securities exchange, then the Fair Market Value (as defined in the Notes) of the Common Stock as of the date of the notice of conversion.

Concurrently with the closing of transactions contemplated by the Note Purchase Agreement, THRC Holdings entered into the Registration Rights Agreement, dated June 24, 2021 (the “Registration Rights Agreement”) with the Issuer and certain other stockholders of the Issuer listed on the signature pages thereto. The Registration Rights Agreement includes customary provisions relating to, among other things, “demand” registration rights and “piggy-back” registration rights. Pursuant to the Registration Rights Agreement, the Issuer will have certain obligations to register for resale under the Securities Act of 1933, as amended, all or any portion of the shares of Common Stock that the holders may acquire upon the conversion, exercise or exchange of shares of the Notes.

On July 1, 2021, THRC Holdings assigned and transferred $12,500,000 of the Notes to Farris Wilks pursuant the Assignment Agreement.

The foregoing descriptions of each of the Notes, Note Purchase Agreement, First Amendment to Note Purchase Agreement, Registration Rights Agreement, First Amendment to Registration Rights Agreement, and Assignment Agreement (collectively, the “Agreements”) are qualified in their entirety by reference to each of the Agreements, which are filed as exhibits to the Issuer’s Form 8-K filed with the SEC on June 28, 2021 and are incorporated herein by reference.

The Reporting Persons acquired the securities covered by this Schedule 13D for investment purposes. Depending upon overall market conditions, changes in the Issuer’s operations, business strategy or prospects, other investment opportunities available to the Reporting Persons and the availability of shares of Common Stock at prices that would make the purchase or sale of shares of Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock in the open market, private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons intend to continue to consider, explore and/or develop plans and may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with the Issuer’s management and board of directors (the “Board”), engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, strategic transactions, including business combinations, a sale of the Issuer as a whole or in parts or acquisitions or investments by the Issuer, Board structure (including Board composition), operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, or take any other actions with respect to their investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a)—(b) Each Reporting Person’s beneficial ownership of the Common Stock as of the date of this Schedule 13D is reflected on that Reporting Person’s cover page. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 25,711,113 shares of Common Stock.

THRC Holdings may be deemed to directly beneficially own 12,956,011 shares of Common Stock, representing 12.2% of the issued and outstanding shares of Common Stock, based on (i) 93,377,516 shares of Common Stock outstanding as of June 23, 2021, as represented by the Issuer in the Note Purchase Agreement, plus (ii) 12,755,102 shares of Common Stock issuable to THRC Holdings upon conversion of $12,500,000 in aggregate principal amount of the Notes. THRC Management, as General Partner of THRC Holdings, has exclusive voting and investment power over securities beneficially owned by THRC Holdings, and therefore, may be deemed to share beneficial ownership of such securities. Dan Wilks, as sole Manager of THRC Management, together with his spouse, Staci Wilks, who share the same household, may be deemed to exercise voting and investment power over securities beneficially owned by THRC Holdings, and therefore, Mr. Dan Wilks and Ms. Staci Wilks may each be deemed to share beneficial ownership of such securities.

Farris Wilks may be deemed to directly beneficially own 12,755,102 shares of Common Stock, representing 12.0% of the issued and outstanding shares of Common Stock, based on (i) 93,377,516 shares of Common Stock outstanding as of June 23, 2021, as represented by the Issuer in the Note Purchase Agreement, plus (ii) 12,755,102 shares of Common Stock issuable to Farris Wilks upon conversion of $12,500,000 in aggregate principal amount of the Notes.

(c) The transactions in the shares of Common Stock during the past sixty (60) days are set forth in Schedule I and are incorporated herein by reference.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Each of the Reporting Persons may be deemed a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, and thus,, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person specifically disclaims beneficial ownership of securities reported herein that it does not directly own or control except to the extent of his or her or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 25, 2021, THRC Holdings, the Issuer and the other parties thereto entered into a First Amendment to the Note Purchase Agreement with AG Energy Funding, LLC (“AG”) pursuant to which the Issuer sold an additional $38,000,000 in aggregate principal amount of Notes to AG Energy Funding, LLC (“AG”). In connection therewith, on June 25, 2021, the parties to the Registration Rights Agreement entered into an amendment thereto in order to join AG as a party to the Registration Rights Agreement and increase the number of “Registrable Securities” thereunder to include additional shares of Common Stock issued or issuable upon conversion of the then outstanding Notes and any Notes that may be issued in the future.

On July 1, 2021, THRC Holdings assigned and transferred $12,500,000 of the Notes to Farris Wilks pursuant the Assignment Agreement.

On July 6, 2021, the Reporting Persons entered into a Joint Filing Agreement in which, among other things, the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer.

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1 – Joint Filing Agreement, by and among the Reporting Persons, dated as of July 6, 2021

Exhibit 99.2 – Note Purchase Agreement, dated June 24, 2021, by and among the Issuer, THRC Holdings and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 28, 2021).

Exhibit 99.3 – First Amendment to Note Purchase Agreement, dated June 25, 2021, by and among the Issuer, THRC Holdings, and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 28, 2021).

Exhibit 99.4 – Registration Rights Agreement, dated June 24, 2021, by and among the Issuer, THRC Holdings, and the other parties thereto (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by the Issuer on June 28, 2021).

Exhibit 99.5 – First Amendment to Registration Rights Agreement, dated June 25, 2021, by and among the Issuer, THRC Holdings, and the other parties thereto (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K filed by the Issuer on June 28, 2021).

Exhibit 99.6 – Assignment Agreement, dated July 1, 2021, by and among THRC Holdings, Farris Wilks and the Issuer.

Exhibit 99.7 – Power of Attorney –Dan Wilks

Exhibit 99.8 – Power of Attorney – Staci Wilks

Exhibit 99.9 – Power of Attorney – Farris Wilks

Exhibit 99.10 – Power of Attorney – THRC Management, LLC on behalf of itself and its wholly owned subsidiary, THRC Holdings, LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2021

/s/ Dan Wilks
Dan Wilks

/s/ Staci Wilks
Staci Wilks

/s/ Farris Wilks
Farris Wilks

THRC Holdings, LP

By:	/s/ Matthew Wilks
Name:	Matthew Wilks
Title:	Attorney-in-Fact

THRC Management, LLC

By:	/s/ Matthew Wilks
Name:	Matthew Wilks
Title:	Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule I

Transactions in shares of Common Stock During the Past Sixty (60) Days

Nature of Transaction	Securities Purchased / Sold		Price Per Share ($)	Date of Purchase / Sale
THRC Holdings, LP
Purchase of Notes	25,510.204	*	0.98	6/24/2021
Purchase of Common Stock	200,909		1.00	6/30/2021
Assignment of Notes	(12,755,102	)*	0.98	7/1/2021
Farris Wilks
Assignment of Notes	12,755,102	*	0.98	7/1/2021

*	Represents the number of shares of Common Stock issuable upon conversion of the aggregate principal amount of the Notes.